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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0167 Expires: July 31, 2024 Estimated average burden hours per response: 1.50

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-39702

Health Assurance Acquisition Corp.

(Exact name of registrant as specified in its charter)

20 University Road

Cambridge, MA 02138

(617) 234-7000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SAILSM (Stakeholder Aligned Initial Listing) securities, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fourth of one redeemable warrant

Class A Common Stock included as part of the SAILSM securities

Warrants included as part of the SAILSM securities, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50
(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

SAILSM (Stakeholder Aligned Initial Listing) securities, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-fourth of one redeemable warrant: 0 holders

Class A Common Stock included as part of the SAILSM securities: 0 holders

Warrants included as part of the SAILSM securities, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50: 0 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934 Health Assurance Acquisition Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HEALTH ASSURANCE ACQUISITION CORP.

Date: November 14, 2022	By:	/s/ Hemant Taneja
	Name:	Hemant Taneja
	Title:	Chairman and Chief Executive Officer